SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                             Once-Daily REQUIP™ LP Extended-Release Tablets Approved in France

LONDON,  UK,  Monday,  April 23, 2007 - SkyePharma  PLC (LSE:SKP;  NASDAQ:  SKYE) today  announces  that  regulatory  approval has been received in France for ropinirole  prolonged  release  tablets (which will be marketed as REQUIP™ LP (1) in France).  The new prolonged release  tablet of  ropinirole  is taken once daily,  and is indicated for the  treatment of  Parkinson's  disease  (PD).  SkyePharma's partner for the product,  GlaxoSmithKline has also received approval in Slovakia,  Slovenia,  Latvia,  Estonia and Canada, and plans to gain further marketing authorisations in other countries.

On 13 April,  SkyePharma  announced that the United States Food and Drug  Administration had accepted for filing the application by GSK for  approval to market the product in the US.  REQUIP™ LP has been  designed  to provide a steady  rate of  absorption  in the body to help reduce blood plasma fluctuations over 24 hours.

Frank Condella,  CEO of SkyePharma,  commented:  "We are pleased to announce the French  approval of REQUIP™ LP, a significant  step in the roll-out of  ropinirole  prolonged  release  tablets  across the  Continent.  In the coming  months,  we expect to gain  additional
European approvals and will continue the roll-out of this important product across other member states of the European Union."

For further information please contact:

SkyePharma PLC                                        Frank Condella               +44 20 7491 1777
                                                      Ken Cunningham
                                                      Peter Grant

Financial Dynamics (UK Enquiries)                     David Yates                  +44 20 7831 3113
                                                      Deborah Scott

Trout Group (US Enquiries)                            Christine Labaree            +1 617 583 1308
                                                      Seth Lewis

NOTES TO EDITORS

About Ropinirole
Ropinirole is a non-ergot dopamine agonist currently marketed as REQUIP®  (ropinirole HCl) Tablets, an  immediate-release  formulation.
It has an  indication in the U.S. for the treatment of the signs and symptoms of  idiopathic  Parkinson's  disease and is  administered three times a day. REQUIP™ LP uses  SkyePharma's  proprietary  GeomatrixTM  technology and has been designed to be given once daily and to have a simpler and faster titration schedule.

Our partner GSK conducted two pivotal studies to support of the  registration of ropinirole  prolonged  release tablets in Europe.  One study was a ropinirole  monotherapy  study in early PD, and the other was an adjunct study with levodopa (L-dopa) in advanced PD. These studies confirmed the efficacy of ropinirole  prolonged release tablets,  in terms of symptomatic control to allow patients to continue their daily activities.

About Parkinson's Disease
Parkinson's  disease is a chronic,  progressive  and  debilitating  neurological  condition that impairs the body's ability to move and balance.  Researchers have determined that Parkinson's  disease involves  pathways in the brain  responsible for motor control that are functioning  improperly.  Patients  with  Parkinson's  disease  experience a reduction  in  dopamine,  a key chemical in the brain that communicates  messages about  movement,  resulting in the symptoms of  Parkinson's  disease.  These  symptoms may include  bradykinesia
(slower-than-normal  voluntary movements),  rigidity  (stiffness),  tremor (involuntary shaking) and postural instability (trouble with balance).

In Europe,  an estimated  800,000 people live with PD, with about 75,000 new cases diagnosed  every year.(i) The correct  medication is key to helping them maintain a good quality of life and  minimising  long-term  side effects.  As with many  diseases,  compliance is a significant barrier to positive patient outcomes in PD.

About SkyePharma PLC
Using its  proprietary  drug delivery  technologies,  SkyePharma  develops new  formulations  of known  molecules to provide a clinical advantage and life-cycle  extension.  The Company has ten approved products in the areas of oral,  inhalation and topical delivery that are marketed throughout the world by leading pharmaceutical companies.
For more information, visit www.skyepharma.com

About GlaxoSmithKline
GlaxoSmithKline,  with U.S.  operations in Philadelphia and Research Triangle Park, N.C., is one of the world's leading  research-based pharmaceutical and health care companies.

1.   In the other member states of the European Union, the product suffixes under  consideration  are  REQUIP-MODUTAB™,  REQUIP™ XL, or
     REQUIP DEPOT™.  REQUIP, MODUTAB AND DEPOT are trademarks of the GlaxoSmithKline group of companies.

i    European     Federation     of     Pharmaceutical     Industries     and     Associations:     Disease     Burden    in    Europe.
     http://www.efpia.org/Content/Default.asp?PageID=133 (Accessed April 2007).

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   April 23, 2007